UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

TD AMERITRADE Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
872364Y108
(CUSIP Number)

J. Joe Ricketts Marlene M. Ricketts TD AMERITRADE Holding Corporation 4211 South 102nd Street Omaha, Nebraska 68127
with a copy to:
Brian T. May
Mayer Brown LLP
350 South Grand Avenue, 25th Floor
Los Angeles, California 90071
(213) 229-9500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108	Page	2	of	9

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		54,655,865

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		54,655,865

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

54,779,850

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[1]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[1]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 9 to the statement on Schedule 13D filed by TD, as of August 6, 2010, TD beneficially owned, in the aggregate, 264,719,332 shares of Common Stock representing approximately 46.0% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 576,070,620 shares of Common Stock outstanding as of July 31, 2010 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”) with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	3	of	9

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		14,441,835

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		14,441,835

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

14,441,835

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[2]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

2.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

[2]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 9 to the statement on Schedule 13D filed by TD, as of August 6, 2010, TD beneficially owned, in the aggregate, 264,719,332 shares of Common Stock representing approximately 46.0% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 576,070,620 shares of Common Stock outstanding as of July 31, 2010 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	4	of	9

1	NAMES OF REPORTING PERSONS: J. Joe Ricketts 1996 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,688

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,688

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,688

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[3]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[3]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 9 to the statement on Schedule 13D filed by TD, as of August 6, 2010, TD beneficially owned, in the aggregate, 264,719,332 shares of Common Stock representing approximately 46.0% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 576,070,620 shares of Common Stock outstanding as of July 31, 2010 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

CUSIP No.	872364Y108	Page	5	of	9

1	NAMES OF REPORTING PERSONS: Marlene M. Ricketts 1994 Dynasty Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,186,112

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,186,112

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,186,112

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑[4]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO - Trust

[4]	Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares of Common Stock beneficially owned by TD. Based on information set forth in Amendment No. 9 to the statement on Schedule 13D filed by TD, as of August 6, 2010, TD beneficially owned, in the aggregate, 264,719,332 shares of Common Stock representing approximately 46.0% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 576,070,620 shares of Common Stock outstanding as of July 31, 2010 as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.

     This Amendment No. 6 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 25, 2006 (the “Original Statement”) as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 10, 2006, Amendment No. 2 to Schedule 13D filed with the SEC on August 16, 2006, Amendment No. 3 to Schedule 13D filed with the SEC on February 25, 2009, Amendment No. 4 to Schedule 13D filed with the SEC on August 11, 2009 and Amendment No. 5 to Schedule 13D filed with the SEC on October 23, 2009 (as it may be amended from time to time hereafter, the “Statement”), in each case filed by the Reporting Persons with respect to the Common Stock, $0.01 par value (the “Common Stock”), of TD AMERITRADE Holding Corporation, a Delaware corporation (“TD AMERITRADE” or the “Issuer”). Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 6 shall have the respective meanings herein as are given to such terms in the Statement.

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Item 4. Purpose of Transaction
     Item 4 of the Statement is hereby amended and supplemented as follows:
     On July 19, 2010, TD AMERITRADE, the TD Entities, TD Discount Brokerage Acquisition LLC (“TD Acquisition”), TD Discount Brokerage Hedging LLC (“TD Hedging”) and the Reporting Persons executed a Joinder and Waiver to Stockholders Agreement (the “Joinder and Waiver”). Under the Joinder and Waiver, TD Acquisition and TD Hedging agreed to be added as parties to the Stockholders Agreement and be fully bound by, and subject to, the Stockholders Agreement to the same extent as TD and TD acknowledged and agreed to remain responsible for any breach of the Stockholders Agreement by TD Acquisition or TD Hedging. The Joinder and Waiver also provided that TD would not be required to reduce its beneficial ownership of outstanding shares of Common Stock under the Stockholders Agreement until July 5, 2011 to the extent (and only to the extent) such reduction becomes necessary as a result of the Common Stock repurchase plan entered into by TD AMERITRADE on May 7, 2010 (the “May 2010 Repurchase Plan”), through which TD AMERITRADE repurchased 15,000,000 shares of Common Stock. Pursuant to the Stockholders Agreement, in the event TD beneficially owns more than 45% of the outstanding shares of Common Stock, TD is required to take all action reasonably necessary to reduce its beneficial ownership of Common Stock to 45% as soon as reasonably practicable. As a result of that repurchase and based on information set forth in Amendment No. 9 to the statement on Schedule 13D filed by TD, as of August 6, 2010, TD held approximately 46.0% of the outstanding shares of Common Stock.
     On August 5, 2010, the TD AMERITRADE board of directors authorized TD AMERITRADE to repurchase up to an additional 30,000,000 shares of Common Stock (the “August 2010 Repurchase Plan” and, together with the May 2010 Repurchase Plan, the “Repurchase Plans”). In connection with such authorization, TD AMERITRADE, TD Luxembourg International Holdings S.à r.l. (“TD Lux”), a direct, wholly-owned subsidiary of TD through which TD currently holds the majority of its shares of Common Stock, and the Reporting Persons executed Amendment No. 3 to Stockholders Agreement (“Amendment No. 3”). Under Amendment No. 3:

•	TD shall take all actions reasonably necessary to reduce its beneficial ownership of outstanding shares of Common Stock to 45% by January 24, 2014 to the extent (and only to the extent) such reduction is necessary as a result of the Repurchase Plans.

•	TD shall also take all actions reasonably necessary to cause any such reduction to be commenced at any time that, and continued for so long as, such reduction may be executed at a price per share equal to or greater than TD’s then-applicable average carrying value per share of Common Stock.

•	In no event shall TD, as a result of the Repurchase Plans, beneficially own in excess of 48% of the outstanding shares of Common Stock.

•	The waiver in the Joinder and Waiver in connection with the May 2010 Repurchase Plan was terminated and no longer has any force and effect.
     Amendment No. 3 terminates on the earlier of January 24, 2014 or the termination of the Stockholders Agreement in accordance with its terms. Under the Stockholders Agreement, TD is permitted to exercise voting rights only with respect to 45% of the outstanding Common Stock.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) and (b) The following table sets forth the aggregate number and percentage of shares of Common Stock beneficially owned by each of the Reporting Persons individually and by all of the Reporting Persons together. The percentage of shares of Common Stock beneficially owned was determined based on 576,070,620 shares of Common Stock outstanding as of July 31, 2010 (as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010). Each Reporting Person has the sole power to vote and dispose of the shares of Common Stock shown below as being held by such Reporting Person (except for J. Joe Ricketts, who does not have voting or dispositive power with respect to his 123,985 restricted stock units until such units fully vest).

Name	Number of Shares	Percent
J. Joe Ricketts(1)	54,779,850	9.5%
Marlene M. Ricketts(2)	14,441,835	2.5%
J. Joe Ricketts 1996 Dynasty Trust(3)	8,186,688	1.4%
Marlene M. Ricketts 1994 Dynasty Trust(4)	8,186,112	1.4%
Total:	85,594,485	14.8%

(1)	Shares of Common Stock owned by Mr. Ricketts consist of 54,315,793 shares held by Mr. Ricketts individually; 340,072 shares held in the J. Joe Ricketts IRA; and 123,985 restricted stock units. The shares do not include shares held by Marlene M. Ricketts, his spouse.

(2)	Shares of Common Stock owned by Mrs. Ricketts consist of 14,109,483 shares held by Mrs. Ricketts individually, and 332,352 shares held in the Marlene M. Ricketts IRA. The shares do not include shares held by J. Joe Ricketts, her spouse.

(3)	The trustees of the J. Joe Ricketts 1996 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

(4)	The trustees of the Marlene M. Ricketts 1994 Dynasty Trust are the children of J. Joe Ricketts and Marlene M. Ricketts.

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     Based on the provisions relating to voting agreements and the grant of proxies contained in the Stockholders Agreement, the Reporting Persons may be deemed to share voting power over the shares beneficially owned by TD. Based on information set forth in Amendment No. 9 to the statement on Schedule 13D filed by TD, as of August 6, 2010, TD beneficially owned, in the aggregate, 264,719,332 shares of Common Stock representing approximately 46.0% of the outstanding shares of Common Stock (such beneficial ownership percentage based on the 576,070,620 shares of Common Stock outstanding as of July 31, 2010, as reported by TD AMERITRADE in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2010). The Reporting Persons disclaim beneficial ownership of all shares held by TD. However, as described in response to Item 6 of the Original Statement, the Reporting Persons and TD acknowledge that they constitute a “group” for purposes of Section 13(d) of the Exchange Act with respect to TD AMERITRADE.
     All information contained in the Statement relating to TD is based on information provided by TD in its most recent amendment to its report on Schedule 13D. While the Reporting Persons have no reason to believe that such information is inaccurate or incomplete, the Reporting Persons do not assume any responsibility for the accuracy or completeness of such information.
     (c) None of the Reporting Persons has engaged in any transaction during the past 60 days in any shares of Common Stock except for J. Joe Ricketts, who sold 882,100 shares of Common Stock at an average price of $16.97 per share on June 21, 2010 under a written trading plan adopted pursuant to Rule 10b5-1.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and supplemented as follows:
      On July 19, 2010, TD AMERITRADE, the TD Entities, TD Hedging, TD Acquisition and the Reporting Persons entered into the Joinder and Waiver. A description of the Joinder and Waiver is set forth under Item 4 above. While the Reporting Persons believe the above description covers the material terms of the Joinder and Waiver, it is qualified in its entirety by reference to the Joinder and Waiver, a copy of which is included as Exhibit 99.8 of this Statement and incorporated herein by reference.
     On August 6, 2010, TD AMERITRADE, TD Lux and the Reporting Persons entered into Amendment No. 3. A description of Amendment No. 3 is set forth under Item 4 above. While the Reporting Persons believe the above description covers the material terms of Amendment No. 3, it is qualified in its entirety by reference to Amendment No. 3, a copy of which is included as Exhibit 99.9 of this Statement and incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
     Item 7 of the Statement is hereby amended and supplemented to include the following Exhibit:
      Exhibit 99.8. Joinder and Waiver to Stockholders Agreement by and among TD AMERITRADE Holding Corporation, The Toronto-Dominion Bank, TD Discount Brokerage Holdings LLC, TD Discount Brokerage Acquisition LLC, TD Discount Brokerage Hedging LLC, J. Joe Ricketts, Marlene M. Ricketts, the Marlene M. Ricketts 1994 Dynasty Trust and the J. Joe Ricketts 1996 Dynasty Trust, dated as of July 19, 2010.
     Exhibit 99.9. Amendment No. 3 to Stockholders Agreement by and among TD AMERITRADE Holding Corporation, The Toronto-Dominion Bank, TD Luxembourg International Holdings S.à r.l., J. Joe Ricketts, Marlene M. Ricketts, the Marlene M. Ricketts 1994 Dynasty Trust and the J. Joe Ricketts 1996 Dynasty Trust, dated as of August 6, 2010.

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SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: August 17, 2010

/s/ J. Joe Ricketts
J. Joe Ricketts, individually

/s/ Marlene M. Ricketts
Marlene M. Ricketts, individually

J. JOE RICKETTS 1996 DYNASTY TRUST

By:	/s/ J. Peter Ricketts
J. Peter Ricketts, trustee

MARLENE M. RICKETTS 1994 DYNASTY TRUST

By:	/s/ J. Peter Ricketts
J. Peter Ricketts, trustee

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